

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 1, 2007

Mail Stop 7010

By U.S. Mail and facsimile (515) 323-8559

Clay Hansen
Chairman of the Board and President
Prairie Creek Ethanol, LLC
415 N. Locust Street, PO Box 280
Goldfield, Iowa 50542

> **Re: Prairie Creek Ethanol, LLC**
> **Registration Statement on Form SB-2**
> **Filed March 26, 2007**
> **File No. 333-141585**

Dear Mr. Hansen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please be advised that the guidelines provided by Securities Act Release No. 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests and Securities Act Industry Guide 5 are relevant to public offerings of limited partnership interests and similar securities, such as those you are offering. In addition to the more specific comments set forth in this letter,

please review and revise your filing as applicable to comply with this release and guide. For example, please see Part II.A.3.a of the release for example of risks you should consider highlighting on the cover page of the prospectus, as well as Item 1.D of Industry Guide 5 for the manner in which such risks should be disclosed. We may have further comments in this regard.

Cover Page

2. Please provide tabular disclosure of the calculation of offering proceeds in the format illustrated in Item 1.C of Industry Guide 5.

3. Your offering appears to fall within the scope of Exchange Act Rule 10b-9(a)(2). Please specify a date by which the total amount due to you for the minimum offering will be received, or consideration will be refunded to investors. Please include this information on your prospectus cover page and elsewhere in the prospectus as appropriate.

4. Please disclose that you will promptly return the offering proceeds to investors if you have not sold the minimum amount by the termination date of the offering. We note that you already have this disclosure in the event that you abandon the project prior to this date.

5. Please include among the bulleted risk factors the risk that income allocations assigned to an investor's units may result in taxable income in excess of cash distributions.

Prospectus Summary, page 1

6. Provide disclosure of the minimum and maximum net proceeds of the offering.

7. Please disclose, opposite your subheading entitled "Subscription Procedures" and elsewhere in the prospectus where similar disclosure appears, how you will determine when to call to promissory notes.

8. Disclosure under "The Project" on page 2 states that "Ethanol plants grind up the entire corn kernel . . . ." Please revise this sentence to remove the impression that corn is the only feedstock utilized in the production of ethanol. If your proposed plant will produce ethanol exclusively from corn, so state.

9. We note your statement that the proposed plant's annual production capacity will include "296,000 tons of carbon dioxide." We are unclear why this information is relevant to investors in your offering, particularly considering its placement along with statements regarding ethanol and dried distillers grains, from which you expect to derive revenue. Please revise your disclosure to clarify the significance

of this information or relocate it from the summary of your registration statement.

10. We note your statement that you "can offer no assurances that our plant will produce in excess of 100 million gallons of ethanol per year." It is not clear to us why you make this statement in light of your proposed plant's annual 100 million gallon capacity. If your intention was to state that you cannot offer assurances that the plant will operate at this estimated capacity, revise this sentence to clarify your intent. Otherwise delete this sentence.

11. Please update your anticipated construction schedule as appropriate.

12. The tabular disclosure labeled "Use of Proceeds" on page 4 relates to estimated start up costs rather than the manner in which offering proceeds will be utilized, as required to be included by Item 3.B of Industry Guide 5. Please revise to provide this disclosure for both the minimum and maximum potential offering proceeds.

13. Relocate your disclosure regarding investor suitability standards, presently on page 5, so that this disclosure appears immediately following the cover page of your prospectus. Refer to Items 2-3 of Industry Guide 5. In your revised disclosure, state the "other specific suitability requirements" mentioned in the last paragraph of your current suitability discussion.

14. We note your statement under "Subscription Period and Procedures" that if you "may also end the offering any time after we sell the minimum number of units and prior" to the termination date and that if you "abandon the project for any reason prior to [twelve months from the effective date of this registration statement], we will terminate the offering . . . ." These sentences, taken together, make it unclear what the effect is of ending the offering after you have sold the minimum number of units and before twelve months have expired since the expiration date. If an offering ending in this manner constitutes a termination in which offering proceeds will be returned to investors, with interest, revise to clarify this effect.

15. We note that the subscription agreements asks whether investors are agricultural producers. Please explain why this information is significant to you. For example, if this is a factor that would influence your decision to accept or reject a subscription, please discuss this.

16. Please delete the requirement that prospective investors "must read" the subscription agreement, as this requirement may imply that investors are not entitled to the protection of the federal securities laws. Similarly delete any such requirement appearing in the subscription agreement.

17. Please summarize the material terms of the promissory note and security agreement. This information should also accompany your discussion of subscription procedures in the body of the prospectus.

18. Please remove your discussion of "Escrow Procedures" appearing on page 6, as a similar, more detailed, discussion of your escrow procedures appears on page 1.

Risk Factors, page 6

19. We note that your risk factors disclosure covers 16 pages of your prospectus. We also note repetitive disclosures that appear under multiple risk factor headings (for example, disclosure regarding susceptibility to price changes for corn, natural gas, ethanol, and distiller's grains) as well as numerous risk factors relating to your inability to provide assurance regarding various matters such as cash distributions (p. 8), liquidation (p. 8), profitability (p. 12), defects in plant construction (p. 13), and environmental liabilities (p. 14), rather than disclosure addressing material underlying risks. Please revise your risk factors to eliminate redundant disclosures and to succinctly address the most material risks facing investors in your membership units. Refer to Item 7 of Industry Guide 5, including the brevity requirement of paragraph A.

Risks Related to the Offering, page 6
Proceeds of this offering are subject to promissory notes . . ., page 6

20. In the second paragraph of this risk factor, please state a date by which you will have received the total amount due under the promissory notes necessary to achieve the minimum offering amount.

21. Please revise to disclose when you are eligible to break escrow. Specifically, can you break escrow once you have received subscriptions in excess of the minimum offering amount, but prior to the time you have received cash proceeds for the units in excess of the minimum offering amount? We note that the escrow agreement suggests that you are required to have at least $59 million in cash before you break escrow. Please clarify this point in your section entitled "Escrow Procedures" on pages 1 and 69, and elsewhere in your prospectus where similar disclosure appears.

22. Please also clarify how you will determine the amount that you need a debt financing commitment for in order to break escrow. We note that the range you provide assumes maximum and minimum subscriptions to your offering. However, please explain whether the actual amount of debt financing comment you will require to break escrow will in fact, when added to the proceeds raised to that point in the offering, be an amount sufficient to provide you with the total project cost of $196,250,000.

23. Your statement that "if [you] sell the minimum number of units by [twelve months from the effective date of the registration statement], [you] will be able to break escrow without closing the offering" suggests that the offering may remain open more than twelve months after effectiveness. Please revise to remove this implication. The termination date of the offering should be clearly disclosed.

24. We note your statement that you may wait to call the balance on the promissory notes "for a variety of reasons related to construction and development of the project." Please revise your disclosure to specify why you may wait to call the promissory notes once you have received subscriptions to purchase the amount of units needed to break escrow. Please also explain how this relates to your stated timeline for beginning construction and ethanol production upon completion of construction.

25. We note that you intend to retain a security interest in the units of members who sign promissory notes until they remit payment once you have called the notes. Please revise to clarify the nature of the security interest you intend to retain in the membership units and briefly disclose the rights of members with respect to the units prior to the time the notes are called.

After the plant is substantially operational . . ., page 9

26. Please briefly expand your disclosure under this heading to state why Gold-Eagle Cooperative, North Central Cooperative, and Corn LP are each entitled to appoint a director.

Risks Related to Our Financing Plan, page 9
Even if we raise the minimum amount of equity in this offering . . ., page 9

27. Please revise your disclosure here and elsewhere as necessary to clarify when you would return investments from escrow if debt financing is not available on acceptable terms. Are you referring to your inability to obtain a commitment letter by a particular date? If so, please clarify this and the date by which you must receive the commitment. If you are referring to the possibility that you might return investors' funds if, notwithstanding receipt of a commitment letter you are unable to negotiate appropriate terms by a given date, please make this clear.

28. Please expand your disclosure under this heading or one of the two immediately following risk factors to disclose what will happen if you break escrow but are unable to complete a debt financing agreement. Please state whether investors would be entitled to refunds, with interest, or whether they would only be entitled to proceeds distributed ratably in the event of the company's liquidation.

Similarly revise your disclosure under Escrow Procedures on page 69.

Our lack of business diversification . . ., page 12

29. We note reference in the first sentence under this heading to "any other co-product we are able to market." Please disclose whether you anticipate having co-products in addition to distillers grains that you intend to attempt to market.

Management's Discussion and Analysis and Plan of Operation, page 27
Plan of Operations Until Start-Up of Ethanol Plant, page 27
Trends and uncertainties impacting the corn and natural gas markets and our future costs of goods sold, page 31

30. We note your statement on page 45 that ethanol contains a five percent denaturant that is usually gasoline. If material, please provide disclosure regarding susceptibility to changes in the price of gasoline, including the cost of the gasoline component relative to the production of 200 proof alcohol. To the extent reasonably knowable, please also revise to disclose if the similarity of corresponding price changes for ethanol and unleaded gasoline is attributable to the use of gasoline as a denaturant in the production of ethanol.

Estimated Use of Proceeds, page 33

31. Please revise your tabular disclosure this section to state how the net proceeds of the offering, for both the minimum and maximum number of units to be sold, will be used, as required by Item 504 of Regulation S-B.

Certain Relationships and Related Transactions, page 64

32. We note your description of Gold-Eagle, North Central, and Corn, L.P., as "founders." It also appears that you will be substantially dependent upon Fagan with respect to your formation, capital formation, operations and, through an affiliate, distribution. We accordingly believe that Fagan, in addition to the parties identified as "founders," is a promoter within the meaning of Rule 405 of Regulation C. Please therefore revise your disclosure under this heading to provide the information required to be disclosed pursuant to Item 404(c) of Regulation S-B.

33. In addition, under an appropriately descriptive subheading in the prospectus, please discuss the prior performance and success of your promoters and their affiliates in conducting similar offerings and projects. Prior performance information should be provided in a narrative and tabular format, and should accurately reflect the promoters' ability to carry out this offering and manage this project. Please see Section II.A.3(f) and II.B.3(b) of Securities Act Release No.

33-6900 and references therein to Industry Guide 5. You should also include a brief summary of this information in the prospectus summary. If the promoters have not been successful in conducting any similar offerings and managing other projects, please include appropriate risk factor disclosure as well.

Summary of Promotional and Sales Materials, page 70

34. Please revise your disclosure under this heading to address the matters addressed in Item 19 of Industry Guide 5.

Federal Income Tax Consequences of Owning Our Units, page 76

35. Please revise to clearly indicate that each tax consequence discussed under this heading constitutes the opinion of Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, P.L.C.

Additional Information, page 84

36. Please note that the address of the SEC's Public Reference Room is now 100 F Street, NE, Washington, DC 20549.

Part II
Recent Sales of Unregistered Securities, page II-2

37. Provide the date of each unregistered sale of your membership units. See Regulation S-B, Item 701(a).

Signatures

38. In your amendment, please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signature Requirement to Form SB-2.

Exhibits

39. Please revise the exhibit table and corresponding disclosure in the prospectus to indicate the names of the individuals providing the legal and tax opinions or, alternatively, please submit revised opinions with the conforming signature of the law firm providing such opinions.

Exhibit 5.1, Opinion of Brown, Winick . . . .

40. Please submit a revised opinion of counsel that does not contain an assumption

that no person or party has taken any action inconsistent with the terms of your organizational documents or registration statement or that is prohibited by law. Please note that counsel may not make assumptions with regard to legal matters underlying its opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Valerie D. Bandstra
        Brown Winick, PLC
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510